T CAPITAL FUNDING, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

Computation of net capital

Total member's equity	$	1,603,896
Deductions and/or charges		
Non-allowable assets		532,715
Net capital	$	1,071,181

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	8,201
Due to other broker-dealers		18,600
Due to affiliate		273
Aggregate indebtedness	$	27,074

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,805
Minimum dollar requirement		5,000
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement)	$	5,000
Excess net capital	$	1,066,181
Excess net capital at 120 percent	$	1,065,181
Ratio - Aggregate indebtedness to net capital		.0253 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

No material differences exist in this computation of net capital and the computation included in the Company's FOCUS Report.

See report of independent registered public accounting firm